VALDOR TECHNOLOGY INTERNATIONAL INC.

California Operations		Canadian Office
3116 Diablo Avenue		450 - 789 W. Pender Street
Hayward, CA 94545		Vancouver, BC V6C 1H2
Telephone: (510) 293-1212		Telephone:	(604) 687-3775
Fax:	(510) 293-9997	Fax:	(604) 689-7654
Email: info@valdor.com		Email: bfindlay@valdor.com

NEWS RELEASE
VALDOR EXPANDS into MEXICO for DEREGULATION OPPORTUNITY

Vancouver, BC – June 26, 2014: Valdor Technology International Inc. (“Valdor”) (TSX-V: VTI) (OTC: VTIFF) is pleased to report that joint venture partnerships are underway to benefit Valdor from the imminent deregulation of Mexico’s telecommunication industry. Mr. Hector Toledo, Director, will be at the forefront of this initiative on behalf of Valdor. Valdor’s joint venture partnerships will be structured to provide solutions for the FTTx and streaming video market sectors; the content focus will be health care, security and education. To satisfy the Mexican requirement for local content, Valdor plans to ultimately, but not immediately, establish a manufacturing facility within Mexico.

In the near future, Mexico’s telecommunications service providers will be subject to deregulation imposed by the Mexican federal government. To increase the competitiveness of the country, Mexican President Enrique Pena Nieto is promoting deregulation of several industry sectors. Legislation addressing this telecommunications deregulation is currently in the Mexican Congress and is expected to be approved during this summer session; implementation is expected to be immediate following government approval. This event is expected to be similar in scope and consequence to the deregulation of AT&T in 1984 and 1996 imposed by the US federal government, and will open the Mexican market to competition. In 2013 the Mexican telecommunications market, including services, was about US$35 billion. This market has been growing at a rate of about 15% per year and is expected to grow at a rate of about 35% per year following deregulation. (Please see the study by the “Cooperation Organization for Economic Development” on the Mexican telecommunications industry & Mexican Government website “Instituto Federal de Telecomunicaciones” - http://www.ifetel.gob.mx/)

Mr. Toledo, will represent Valdor’s interests in forming joint venture partnerships. Between 1974 and 1986, Mr. Toledo received: a Bachelor in Civil Engineering from UNAM - Mexico; a Master in Business Administration (MBA) from UCLA - California; a Bachelor in Telecommunications Engineering from TUA - Germany and; an MBA from IPADE – Mexico. From 1979 to 2009, as Vice-President, President and/or Managing Director of various high profile technology focused companies (Nortel - Mexico, AMP/Tyco and Matra Communications de Mexico/EADS Telecom), Mr. Toledo was responsible for increasing revenue from initial roll-out to as much as US$500,000,000/year. At an executive level, with telecom and information technology businesses, Mr. Toledo's geographical area of responsibility has predominately been Latin America, but he has also had management, sales and marketing experience in the USA, France, Germany, India, the Soviet Union, Egypt, Turkey, Australia and South Africa. He is fluent in Spanish, English, German and French. He has personal and business relationships with many of the senior executives who control some of the largest telecommunications companies in Latin America. (For a more complete biography on Mr. Toledo, please see Valdor news release dated 14/3/12)

Mr. Toledo states: “We are excited about this opportunity and are focused on our partnerships and clients. We have expanded our product lines and solutions portfolios to meet the needs of this growing market; in Mexico it is critical to have the appropriate partner and the best solutions. From a business perspective, deregulation opportunities of this nature come along once in a generation”

About Valdor Technology International Inc. (www.valdortech.com):

Valdor is a technology company with two divisions:

1) Valdor Fiber Optics, a fiber optic components company specializing in the design, manufacture and sale of fiber optic splitters, connectors, laser pigtails and other optical and optoelectronic components, including some that use Valdor proprietary and patented technologies. The company specializes in harsh environment products and in particular splitters and connectors;

2) Niagara Streaming Media, a streaming video business that owns four patents and markets the Niagara and GoStream product lines.

Fiber-to-the-home is the future of telephone, television and internet communications and streaming video is the future of television. The Valdor business plan incorporates growth by acquisition. For further information on Valdor’s product lines please visit www.valdor.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF
VALDOR TECHNOLOGY INTERNATIONAL INC.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.